March 18, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Interim Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
NiSource Inc.
801 E. 86th Ave.
Merrillville, IN 46410

File No. 70-10169

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended December 31, 2004:

1.	The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

None

2.	The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource’s benefit plans or otherwise

267,522

3.	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror

None

4.	The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource

Please see Exhibit 1

5.	The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments

Please see Exhibit 2

6.	The number of shares of common stock issued by Columbia to NiSource and the price per share paid

None

7.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia to NiSource Finance or other financing subsidiary of NiSource

None

8.	The number of shares of common stock issued by Columbia Maryland to Columbia and the price per share paid

None

9.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia

None

10.	The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52

None

11.	The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee

Please see Exhibit 3

12.	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments

Between October 27, 2004 and November 1, 2004, NiSource Finance entered into $900 million of forward starting interest rate swaps, hedging the future interest payments of long-term debt. The $900 million of forward starting swaps included $450 million notional value of 12-year forward starting swaps entered into with three counterparties and $450 million notional value of 15-year forward starting swaps entered into with three additional counterparties.

13.	The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary

None

14.	A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing

Columbia Energy Group U-6B-2 filed on behalf of Columbia of Ohio Receivables Corporation on November 15, 2004.

Northern Indiana Public Service Company U-6B-2 filed on behalf of NIPSCO Receivables Corporation on November 15, 2004.

Bay State Gas Company U-6B-2 filed on December 30, 2004.

15.	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource and Columbia, that has engaged in authorized financing transactions during the quarter

Please see the attached Exhibits 4 through 15 for balance sheets for NiSource, Columbia Energy Group, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

Very truly yours, NiSource Inc.
By:	/s/ Jeffrey W. Grossman
Jeffrey W. Grossman
Vice President

Exhibit 1

NiSource Inc.

Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935

File No. 70-10169
Item #4

	Amount Issued During	Amount Outstanding
	Fourth Quarter of 2004	December 31, 2004	Type of Debt
Company	(in thousands)	(in thousands)	or Security	Terms

NiSource Finance Corp.	-	307,605	Short-term Debt	Credit facility advances with a weighted average interest rate of 3.04%

NiSource Finance Corp.	450,000	450,000	Long-term Debt	Five-year floating rate unsecured notes that mature November 23, 2009
NiSource Inc.*	-	5,685,812	Long-term Debt	Various maturity dates and weighted average interest rates

Northern Indiana Public Service Company	-	81,114	Preferred Stock	Series without mandatory redemption provisions

*	NiSource Inc. companies include Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Inc., NiSource Capital Markets, Inc., NDC Douglas, Columbia Energy Group, Whiting Leasing Company and NiSource Finance Corp. long-tem debt, of which approximately $4 billion is guaranteed by NiSource Inc.

Exhibit #2

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #5

	Maximum Amount	Maximum Amount	Average Interest
	Outstanding During	Invested During	Rate During
Subsidiary (amounts in thousands)	Fourth Quarter of 2004	Fourth Quarter of 2004	Fourth Quarter of 2004

Bay State Gas Company	216,307	—	2.65%
Columbia Assurance Agency, Inc.	N/A	35	2.65%
Columbia Accounts Receivable Corporation	N/A	10,116	2.65%
Columbia Atlantic Trading Corporation	N/A	1,009	2.65%
Columbia Deep Water Services Company	—	410	2.65%
Columbia Electric Corporation	N/A	5,314	2.65%
Columbia Energy Services Corporation	65,894	—	2.65%
Columbia Energy Group	N/A	535,185	2.65%
Columbia Gulf Transmission Company	—	31,757	2.65%
Columbia Gas of Virginia, Inc.	20,367	—	2.65%
NiSource Insurance Corporation, Ltd.	N/A	110	2.65%
Columbia Gas of Kentucky, Inc.	—	9,819	2.65%
Columbia Gas of Maryland, Inc.	—	6,313	2.65%
CNS Microwave, Inc.	N/A	1,892	2.65%
Columbia Network Services Corporation	N/A	3,128	2.65%
Columbia Gas of Ohio, Inc.	143,457	52,727	2.65%
Columbia of Ohio Receivables Corp	—	183	2.65%
Columbia Gas of Pennsylvania, Inc.	64,751	—	2.65%
Columbia Remainder Corporation	—	—	2.65%
Crossroads Pipeline	15,083	—	2.65%
NiSource Corporate Services Company	73,250	—	2.65%
NiSource Development Company, Inc.	182,644	—	2.65%
EnergyUSA, Inc.	34,422	—	2.65%
EnergyUSA, Inc. (MA)	—	1,690	2.65%
Kokomo Gas and Fuel Company	—	10,656	2.65%
NiSource Capital Markets. Inc.	N/A	298	2.65%
NI Energy Services, Inc.	48,144	—	2.65%
NiSource Energy Technologies, Inc.	23,052	—	2.65%
NiSource Finance Corp.	N/A	974,850	2.65%
NiSource Inc.	N/A	169,128	2.65%
Northern Indiana Fuel and Light Company, Inc.	—	10,768	2.65%
Northern Indiana Public Service Company	505,083	—	2.65%
NIPSCO Receivables Corporation	—	1,893	2.65%
NiSource Retail Service Corp	1,410	—	2.65%
Granite State Gas Transmission	12,865	—	2.65%
Northern Utilities, Inc.	16,439	—	2.65%
PEI Holdings, Inc.	98,048	—	2.65%
Columbia Gas Transmission Corporation	—	120,358	2.65%
EnergyUSA-TPC Corp.	57,176	5,042	2.65%

Exhibit #3

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item # 11

		Guarantees
		Issued During
Guarantor	Subsidiary	4th Quarter 2004 (in thousands)	Purpose

NiSource Capital Markets	Bay State Gas Company	1,645,012	Guarantee operating leases
NiSource Inc.	Northern Utilities	5,000,000	Guarantee gas transportation payment obligations

Exhibit #4

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$16,194,071
Accumulated depreciation and amortization	(7,247,654)

Net Utility Plant	8,946,417

Other property, at cost, less accumulated depreciation	438,236

Net Property, Plant and Equipment	9,384,653

Investments:
Assets of discontinued operations and assets held for sale	23,425
Unconsolidated affiliates	108,140
Other investments	72,406

Total Investments	203,971

Current Assets:
Cash and cash equivalents	30,123
Restricted cash	56,329
Accounts receivable - less reserve	536,744
Unbilled revenue - less reserve	352,727
Gas inventory	452,932
Underrecovered gas and fuel costs	293,839
Material and supplies, at average cost	70,836
Electric production fuel, at average cost	29,150
Price risk management asset	61,081
Exchange gas receivable	169,546
Regulatory assets	136,186
Prepayments and other	96,145

Total Current Assets	2,285,638

Other Assets:
Price risk management asset	148,282
Regulatory assets	568,459
Goodwill	3,687,183
Intangible assets	520,275
Deferred charges and other	189,521

Total Other Assets	5,113,720

Total Assets	$16,987,982

Exhibit #4

NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stock Equity	$4,787,113
Preferred Stocks -
Subsidiary Companies
Series without mandatory redemption provisions	81,114
Long-term debt, excluding amounts due within one year	4,835,859

Total Capitalization	9,704,086

Current Liabilities:
Current portion of long-term debt	1,299,953
Short-term borrowings	307,605
Accounts payable	648,453
Dividends declared on common and preferred stocks	1,108
Customer deposits	87,097
Taxes accrued	160,866
Interest accrued	84,102
Overrecovered gas and fuel costs	15,452
Price risk management liabilities	46,905
Exchange gas payable	325,111
Current deferred revenue	31,485
Regulatory liabilities	30,215
Accrued liability for postretirement and pension benefits	85,478
Other accruals	478,367

Total current liabilities	3,602,197

Other:
Price risk management liabilities	5,472
Deferred income taxes	1,665,884
Deferred investment tax credits	78,369
Deferred credits	57,965
Non-current deferred revenue	87,382
Accrued liability for postretirement and pension benefits	413,004
Preferred stock liabilities with mandatory redemption provisions	635
Regulatory liabilities and other removal costs	1,168,640
Other noncurrent liabilities	204,348

Total other	3,681,699

Total Capitalization and Liabilities	$16,987,982

Exhibit #5

Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant and Equipment
Utility Plant	$8,338,458
Accumulated depreciation and amortization	(3,718,666)

Net utility plant	4,619,792

Other property, at cost, less accumulated depreciation	1,999

Net Property, Plant and Equipment	4,621,792

Investments and Other Assets
Assets of discontinued operations and assets held for sale	23,425
Unconsolidated affiliates	41,659
Other investments	41,664

Total Investments	106,748

Current Assets
Cash and cash equivalents	454,159
Restricted cash	5,416
Accounts receivable - less reserve	274,865
Unbilled revenue - less reserve	164,362
Gas inventory	285,757
Underrecovered gas and fuel costs	239,355
Materials and supplies, at average cost	17,033
Price risk management assets	45,716
Exchange gas receivable	131,743
Regulatory assets	87,853
Prepayments and other	73,999

Total Current Assets	1,780,258

Other Assets
Price risk management assets	113,876
Regulatory assets	354,240
Intangible assets	1,404
Deferred charges and other	142,703

Total Other Assets	612,223

Total Assets	$7,121,021

Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization
Common Stock Equity	$2,962,805
Long-term debt, excluding amounts due within one year	1,075,924

Total Capitalization	4,038,729

Current Liabilities
Current portion of long-term debt	281,882
Short-term borrowings	105
Accounts payable	330,115
Customer deposits	25,543
Taxes accrued	120,190
Interest accrued	11,404
Overrecovered gas and fuel costs	1,556
Price risk management liabilities	4,885
Exchange gas payable	323,650
Current deferred revenue	23,224
Regulatory liabilities	24,513
Accrued liability for postretirement and postemployment benefits	33,520
Other accruals	357,428

Total Current Liabilities	1,538,015

Other Liabilities and Deferred Credits
Deferred income taxes	814,911
Deferred investment tax credits	25,472
Deferred credits	47,779
Noncurrent deferred revenue	86,877
Accrued liability for postretirement and postemployment benefits	84,532
Regulatory liabilities and other cost of removal	368,762
Other noncurrent liabilities	115,944

Total Other	1,544,277

Commitments and Contingencies	—

Total Capitalization and Liabilities	$7,121,021

Exhibit #6

Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$6,728,814
Accumulated depreciation and amortization	(3,199,680)

Net Utility Plant	3,529,134

Other property and investments	2,304

Current Assets:
Cash and cash equivalents	476
Restricted cash	22,410
Accounts receivable - less reserve	74,919
Unbilled revenue - less reserve	123,920
Gas inventory	106,629
Material and supplies, at average cost	47,674
Electric production fuel, at average cost	29,150
Natural gas in storage, at last in, first-out cost	7,099
Price risk management assets	214
Regulatory assets	29,812
Prepayments and other	38,409

Total Current Assets	480,712

Other Assets:
Regulatory assets	183,748
Intangible assets	31,073
Deferred charges and other	6,851

Total Other Assets	221,672

Total Assets	$4,233,822

Exhibit #6

Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity
Preferred Stocks -	1,156,193
Series without mandatory redemption provisions	81,114
Long-term debt, excluding amount due within one year	497,867

Total Capitalization	1,735,174

Current Liabilities:
Current portion of long-term debt	73,275
Short-term borrowings	494,897
Accounts payable	185,979
Dividends declared on common and preferred stock	1,052
Customer deposits	56,395
Taxes accrued	55,794
Interest accrued	6,910
Overrecovered gas and fuel costs	12,959
Price risk management liabilities	13,514
Accrued liability for postretirement and pension benefits	23,028
Other accruals	82,868

Total current liabilities	1,006,671

Other:
Deferred income taxes	455,829
Deferred investment tax credits	50,175
Deferred credits	3,235
Accrued liability for postretirement and pension benefits	239,605
Preferred stock liabilities with mandatory redemption provisions	635
Regulatory liabilities and other removal costs	706,584
Other noncurrent liabilities	35,914

Total other	1,491,977

Total Capitalization and Liabilities	$4,233,822

Exhibit #7

Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$955,389
Accumulated depreciation and amortization	(252,550)

Net Utility Plant	702,839

Other property and investments	1,811

Investments:
Unconsolidated affiliates	34

Total Investments	34

Current Assets:
Cash and cash equivalents	1,217
Restricted cash	1,043
Accounts receivable - less reserve	77,701
Unbilled revenue - less reserve	56,017
Gas Inventory	41,224
Underrecovered gas and fuel costs	45,641
Material and supplies, at average cost	4,552
Price risk management asset	307
Exchange gas receivable	31,133
Regulatory assets	16,887
Prepayments and other	9,782

Total Current Assets	285,504

Other Assets:
Price risk management asset	0
Regulatory assets	33,578
Intangible assets	461,514
Deferred charges and other	10,796

Total Other Assets	505,888

Total Assets	$1,496,076

Exhibit #7

Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$553,812
Long-term debt excluding amt due within one year	232,667

Total Capitalization	786,479

Current Liabilities:
Current portion of long-term debt	10,833
Short-term borrowings	171,899
Accounts payable	65,867
Customer deposits	4,231
Interest accrued	1,338
Regulatory liabilities	5,702
Other accruals	35,002

Total current liabilities	294,872

Other:
Price risk management liabilities	51
Deferred income taxes	293,845
Deferred investment tax credits	2,080
Accrued liability for postretirement and pension benefits	19,469
Regulatory liabilities and other removal costs	95,390
Other noncurrent liabilities	3,890

Total other	414,725

Total Capitalization and Liabilities	$1,496,076

Exhibit #8

Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$185,496
Accumulated depreciation and amortization	(45,795)

Net Utility Plant	139,701

Other property and investments	1,737

Investments:
Unconsolidated affiliates	2

Total Investments	2

Current Assets:
Cash and cash equivalents	331
Restricted cash	1,043
Accounts receivable - less reserve	12,685
Unbilled revenue - less reserve	9,443
Gas inventory	1,358
Underrecovered gas and fuel costs	4,652
Material and supplies, at average cost	911
Price risk management asset	307
Exchange gas receivable	20,373
Regulatory assets	1,471
Prepayments and other	629

Total Current Assets	53,203

Other Assets:
Price risk management asset	15,692
Intangible assets	80,191
Deferred charges and other	313

Total Other Assets	96,196

Total Assets	$290,839

Exhibit #8

Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$117,935
Long-term debt excluding amt due within one year	64,167

Total Capitalization	182,102

Current Liabilities:
Current portion of long-term debt	833
Short-term borrowings	14,307
Accounts payable	10,638
Customer deposits	1,140
Taxes accrued	24
Interest accrued	116
Regulatory liabilities	1,097
Other accruals	8,942

Total current liabilities	37,097

Other:
Price risk management liabilities	51
Deferred income taxes	53,649
Deferred investment tax credits	215
Accrued liability for postretirement and pension benefits	2,268
Regulatory liabilities and other removal costs	12,467
Other noncurrent liabilities	2,990

Total other	71,640

Total Capitalization and Liabilities	$290,839

Exhibit #9

Kokomo Gas and Fuel Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$57,646
Accumulated depreciation and amortization	(33,940)

Net Utility Plant	23,706

Investments:
Unconsolidated affiliates	5

Total Investments	5

Current Assets:
Cash and cash equivalents	2,894
Accounts receivable - less reserve	11,384
Unbilled revenue - less reserve	3,992
Gas Inventory	918
Material and supplies, at average cost	333
Regulatory assets	895
Prepayments and other	79

Total Current Assets	20,495

Other Assets:
Goodwill	16,439
Intangible assets	159
Deferred charges and other	382

Total Other Assets	16,980

Total Assets	$61,186

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$41,116

Total Capitalization	41,116

Current Liabilities:
Accounts payable	8,727
Customer deposits	564
Taxes accrued	763
Interest accrued	162
Overrecovered gas and fuel costs	937
Price risk mangagement liabilities	895
Other accruals	1,803

Total current liabilities	13,851

Other:
Deferred income taxes	4,027
Deferred investment tax credits	393
Accrued liability for postretirement and pension benefits	1,378
Regulatory liabilities and other removal costs	292
Other noncurrent liabilities	129

Total other	6,219

Total Capitalization and Liabilities	$61,186

Exhibit #10

Northern Indiana Fuel and Light Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$57,919
Accumulated depreciation and amortization	(24,820)

Net Utility Plant	33,099

Other property and investments	739

Current Assets:
Cash and cash equivalents	3,027
Accounts receivable - less reserve	15,550
Unbilled revenue - less reserve	4,436
Gas inventory	6,045
Underrecovered gas and fuel costs	1,744
Material and supplies, at average cost	271
Regulatory assets	606
Prepayments and other	114

Total Current Assets	31,793

Other Assets:
Regulatory assets	72
Goodwill	13,307
Intangible assets	591

Total Other Assets	13,970

Total Assets	$79,601

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$53,362

Total Capitalization	53,362

Current Liabilities:
Accounts payable	7,921
Customer deposits	328
Taxes accrued	472
Interest accrued	30
Price risk management liabilities	606
Other accruals	795

Total current liabilities	10,152

Other:
Deferred income taxes	6,030
Deferred investment tax credits	232
Accrued liability for postretirement and pension benefits	7,870
Regulatory liabilities and other removal costs	181
Other noncurrent liabilities	1,774

Total other	16,087

Total Capitalization and Liabilities	$79,601

Exhibit #11

Columbia Gas of Kentucky
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$240,993
Accumulated depreciation and amortization	(85,673)

Net Utility Plant	155,320

Current Assets:
Cash and cash equivalents	418
Accounts receivable - less reserve	22,188
Unbilled revenue - less reserve	15,096
Gas inventory	9,762
Underrecovered gas and fuel costs	14,422
Material and supplies, at average cost	32
Exchange gas receivable	379
Regulatory assets	877
Prepayments and other	3,294

Total Current Assets	66,468

Other Assets:
Regulatory assets	2,493
Deferred charges and other	947

Total Other Assets	3,440

Total Assets	$225,228

Exhibit #11

Columbia Gas of Kentucky
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$77,548
Long-term debt excluding amt due within one year	36,309

Total Capitalization	113,857

Current Liabilities:
Current portion of long-term debt	5,840
Accounts payable	24,121
Customer deposits	2,976
Interest accrued	23
Exchange gas payable	10,281
Regulatory liabilities	3,319
Accrued liability for postretirement and pension benefits	754
Other accruals	16,574

Total current liabilities	63,888

Other:
Deferred income taxes	15,250
Deferred investment tax credits	1,118
Accrued liability for postretirement and pension benefits	1,526
Regulatory liabilities and other removal costs	24,384
Other noncurrent liabilities	5,205

Total other	47,483

Total Capitalization and Liabilities	$225,228

Exhibit #12

Columbia Gas of Ohio
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$1,620,760
Accumulated depreciation and amortization	(573,552)

Net Utility Plant	1,047,208

Other property and investments	1,270

Current Assets:
Cash and cash equivalents	3,888
Accounts receivable - less reserve	95,284
Unbilled revenue - less reserve	64,544
Gas inventory	189,267
Underrecovered gas and fuel costs	156,760
Material and supplies, at average cost	731
Exchange gas receivable	18,494
Regulatory assets	72,625
Prepayments and other	24,468

Total Current Assets	626,061

Other Assets:
Regulatory assets	233,840
Intangible assets	360
Deferred charges and other	78,402

Total Other Assets	312,602

Total Assets	$1,987,141

Exhibit #12

Columbia Gas of Ohio
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$469,728
Long-term debt excluding amt due within one year	307,433

Total Capitalization	777,161

Current Liabilities:
Current portion of long-term debt	299
Short-term borrowings	125,892
Accounts payable	208,535
Customer deposits	12,213
Taxes accrued	46,788
Interest accrued	996
Price risk management liabilities	3,950
Exchange gas payable	140,432
Regulatory liabilities	18,669
Accrued liability for postretirement and pension benefits	11,849
Other accruals	171,115

Total current liabilities	740,738

Other:
Deferred income taxes	172,709
Deferred investment tax credits	14,352
Accrued liability for postretirement and pension benefits	35,448
Regulatory liabilities and other removal costs	193,305
Other noncurrent liabilities	53,428

Total other	469,242

Total Capitalization and Liabilities	$1,987,141

Exhibit #13

Columbia Gas of Pennsylvania
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$707,312
Accumulated depreciation and amortization	(238,175)

Net Utility Plant	469,137

Other property and investments	8

Current Assets:
Cash and cash equivalents	1,462
Restricted cash	662
Accounts receivable - less reserve	50,934
Unbilled revenue - less reserve	50,411
Gas inventory	69,222
Underrecovered gas and fuel costs	67,056
Material and supplies, at average cost	611
Exchange gas receivable	33,599
Regulatory assets	5,291
Prepayments and other	6,105

Total Current Assets	285,353

Other Assets:
Regulatory assets	66,171
Intangible assets	36
Deferred charges and other	2,826

Total Other Assets	69,033

Total Assets	$823,531

Exhibit #13

Columbia Gas of Pennsylvania
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$227,888
Long-term debt excluding amt due within one year	167,372

Total Capitalization	395,260

Current Liabilities:
Current portion of long-term debt	17,843
Short-term borrowings	41,700
Accounts payable	84,458
Customer deposits	2,962
Interest accrued	36
Price risk management liabilities	936
Exchange gas payable	68,113
Regulatory liabilities	293
Accrued liability for postretirement and pension benefits	3,543
Other accruals	61,957

Total current liabilities	281,841

Other:
Deferred income taxes	113,858
Deferred investment tax credits	6,785
Accrued liability for postretirement and pension benefits	10,370
Regulatory liabilities and other removal costs	8,625
Other noncurrent liabilities	6,792

Total other	146,430

Total Capitalization and Liabilities	$823,531

Columbia Gas of Virginia
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$529,062
Accumulated depreciation and amortization	(120,942)

Net Utility Plant	408,120

Current Assets:
Cash and cash equivalents	534
Accounts receivable - less reserve	30,646
Unbilled revenue - less reserve	29,770
Gas inventory	14,111
Underrecovered gas and fuel costs	1,118
Material and supplies, at average cost	1,092
Exchange gas receivable	6,716
Regulatory assets	316
Prepayments and other	7,218

Total Current Assets	91,521

Other Assets:
Regulatory assets	3,496
Intangible assets	45
Deferred charges and other	14,798

Total Other Assets	18,339

Total Assets	$517,980

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$196,684
Long-term debt excluding amt due within one year	117,340

Total Capitalization	314,024

Current Liabilities:
Current portion of long-term det	12,835
Short-term borrowings	19,383
Accounts payable	43,675
Customer deposits	6,875
Interest accrued	106
Exchange gas payable	14,949
Regulatory liabilities	209
Accrued liability for postretirement and pension benefits	2,178
Other accruals	13,882

Total current liabilities	114,092

Other:
Deferred income taxes	37,501
Deferred investment tax credits	1,782
Accrued liability for postretirement and pension benefits	5,236
Regulatory liabilities and other removal costs	19,328
Other noncurrent liabilities	26,017

Total other	89,864

Total Capitalization and Liabilities	$517,980

Exhibit #15

Columbia Gas of Maryland
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of December 31, (in thousands)	2004

ASSETS
Property, Plant, and Equipment:
Utility plant	$88,170
Accumulated depreciation and amortization	(26,609)

Net Utility Plant	61,561

Other property and investments	1

Current Assets:
Cash and cash equivalents	120
Accounts receivable - less reserve	8,673
Unbilled	4,376
Gas inventory	3,395
Material and supplies, at average cost	300
Exchange gas receivable	2
Regulatory assets	237
Prepayments and other	1,405

Total Current Assets	18,508

Other Assets:
Regulatory assets	1,514
Deferred charges and other	88

Total Other Assets	1,602

Total Assets	$81,672

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$26,819
Long-term debt excluding amt due within one year	16,480

Total Capitalization	43,299

Current Liabilities:
Current portion of long-term debt	2,495
Accounts payable	6,869
Customer deposits	517
Interest accrued	6
Overrecovered gas and fuel costs	1,556
Exchange gas payable	1,144
Regulatory liabilities	20
Accrued liability for postretirement and pension benefits	554
Other accruals	3,586

Total current liabilities	16,747

Other:
Deferred income taxes	6,758
Deferred investment tax credits	648
Accrued liability for postretirement and pension benefits	949
Regulatory liabilities and other removal costs	12,671
Other noncurrent liabilities	600

Total other	21,626

Total Capitalization and Liabilities	$81,672